UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 6, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On August 6, 2014, NewLead Holdings Ltd. (“NewLead”) received a request from John Kirkland purporting to act on behalf of Ironridge Global IV, Ltd. (“Ironridge”) requesting wire instructions to enable Ironridge to provide payment under a previously issued promissory note, despite NewLead’s repeatedly stated good faith belief that such documentation with Ironridge is void and is the subject of a pending arbitration. NewLead has repeatedly confirmed its view that even if the promissory note was not void, it is not currently due and owing and is not a current obligation of Ironridge to pay. NewLead views the Kirkland e-mail as an effort to provide forced funding under the promissory note which could only occur if Ironridge unilaterally waives a number of conditions under the note.

Ironridge previously, in early July 2014, force funded another promissory note, which Ironridge was also not obligated to pay at such time since it had to unilaterally waive various provisions in the promissory note which made the note not due and owing, so Ironridge had no obligation to pay the promissory note, even assuming the validity of the documentation. The forced funds were immediately returned in light of NewLead’s belief and the existence of the arbitration and, despite the immediate return of the funds, Ironridge used the opportunity to convert the related preferred shares and abuse the irrevocable instruction letter to force the transfer agent to issue NewLead common shares to Ironridge. Ironridge continues to convert on the force funded promissory note, that may not be deemed paid and for which funds have been returned. Currently, with its request on August 6, 2014, Ironridge is once again attempting to force fund by making its note due and owing by unilaterally waiving conditions, in order to be able to continue to abuse the irrevocable instruction letter and force the issuance to it of NewLead common shares.

Starting at the time of the arbitration in May 2014, NewLead has repeatedly stated to Ironridge that until the resolution of the arbitration, NewLead had no desire to receive, nor intends to accept, any further funds from Ironridge, yet Ironridge continues to waive a number of conditions on its promissory notes and attempt to force fund in order to be able to convert preferred shares, in order to immediately sell the underlying common shares.

In addition, NewLead has questioned the authority of those purporting to act on behalf of Ironridge and requested additional assurances that Ironridge is, in fact, complying with corporate formalities and SEC filings. Specifically, it has come to the attention of NewLead that with respect to Ironridge Global Partners LLC, the sole shareholder of Ironridge, four of the principals of such sole shareholder, John Kirkland, Brendan O’Neil, Richard Kreger and Keith Coulston, have now removed references of themselves from the Ironridge Global Partners website and based on changes in social media appear to have ended their affiliation with Ironridge Global Partners. Despite requests for confirmation, Ironridge has not provided satisfactory proof to NewLead that any of the principals of the sole shareholder are authorized to act on behalf of Ironridge. In this respect, another individual, David Sims, who is believed to be a director of Ironridge, is now also included on the various correspondence despite NewLead never having had any discussions with David Sims.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer